EXHIBIT I


                        FOREIGN UTILITY COMPANY FINANCIAL STATEMENTS


International   was  organized  as  a  holding  company  for  international investments of Alliant Energy. The assets of International are primarily debt and equity investments in their subsidiary companies. In 1999, International had $5.4 million of operating expenses.

Documents incorporated by reference to filings made by Alliant Energy under the Securities Exchange Act of 1934, as amended, and the Public Utility Holding Company Act of 1935 are under File No. 1-9894. Documents incorporated by reference to filings made by IESU under the Securities Exchange Act of 1934, as amended, are under File No. 0-4117-1. Documents incorporated by reference to filings made by WP&L under the Securities Exchange Act of 1934, as amended, are under File No. 0-337. Documents incorporated by reference to filings made by IPC under the Securities Exchange Act of 1934, as amended, are under File No. 1-3632.